Howell J. Reeves

Direct Dial:(215) 977-2234

Direct Fax: (215) 405-3834

E-mail: hreeves@wolfblock.com

August 31, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Pamela Long, Assistant Director

Re:	NGA HoldCo, LLC

Registration Statement on Form 10-SB

Commission File No. 0-52734

Ladies and Gentlemen:

On behalf of NGA HoldCo, LLC (the “Company”), we are filing Amendment No. 1 to the above-referenced registration statement (the “Amendment”). We believe this filing is fully responsive to the comments set forth in the Staff’s comment letter, dated August 16, 2007 (the “Comment Letter”).

Set forth below is the text of each of the Staff’s comments. The text of each comment is followed by the response, including the location of the response by reference to the appropriate page(s) of the Amendment for each comment which has been addressed in the Amendment. To assist the Staff in its review of the Amendment, we are also providing via facsimile to each of the individuals referred to in the last paragraph of the Comment Letter a copy of this letter and a copy of the Amendment which is marked to show the changes from the original filing and includes notations in the margins, as appropriate, to indicate the respective numbers of the comments to which the revisions relate. Comment numbers in this letter and those noted in the margins of the accompanying copy of the Amendment correspond to the respective comment numbers in the Comment Letter. Information regarding the Company has been furnished by the managers of the Company and information regarding Eldorado Resorts LLC (“Resorts”) has been provided by executive officers of Resorts.

Comment 1.	The registration statement becomes effective by operation of law 60 days after you filed it, and accordingly will trigger the registrant’s reporting obligations pursuant to Section 12(g) of the Exchange Act. However, we will not clear the filing until you have complied with all outstanding comments.

Securities and Exchange Commission

August 31, 2007

Response:	The Company’s managers understand that the Company will become subject to the periodic reporting requirements pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) when the above-referenced registration statement becomes effective on September 18, 2007. They also understand that the Staff will not clear the filing until all of the Staff’s comments have been complied with to the Staff’s satisfaction.

Comment 2.	State from whom the Company will acquire the entire 17.0359% interest in Resorts and who will own the remaining 82.9641% interest in Resorts after the acquisition. We note on page 5 that Donald L. Carano or members of his family will hold approximately 51% of Resorts after the acquisition.

Response:	The response to this comment appears on page 1 of the Amendment and includes a reference to the footnote to the diagram on page 5 of the Amendment that provides additional information concerning the identity of the parties that will hold the remaining 82.9641% interest in Resorts following the closing of the transaction.

Comment 3.	Expand the second paragraph to disclose revenues and earnings (losses) of Resorts for the last two fiscal years.

Response:	The response to this comment appears on page 1 of the Amendment.

Comment 4.	Disclose how long Resorts has been in business.

Response:	The response to this comment appears on page 1 of the Amendment.

Comment 5.	The diagram on page 3 which depicts the general ownership of the entities related to the Company and its subsidiaries is confusing as presented. To make the information easier to read, we suggest the following revisions:

• Since Messrs. Reeg, Janszen, Langdon, and May own 100% of the voting stock of the Company, they should be positioned at the top of the ownership diagram.

•        In the paragraph following the diagram on page 3, distinguish between the Company which is a holding company for AcquisitionCo and NGA Blocker, LLC and explain what you mean by “Blocker is a separately taxed, non flow through entity.” State what Blocker’s share is of the income relating to the Company’s business.

Securities and Exchange Commission

August 31, 2007

• You do not need the diagram on page 3 and the diagram on page 4, since you repeat much of the same information. Please, combine the information into one diagram.

Response:	In response to this comment’s three suggested changes, the filing has been revised as follows:

• To reflect Messrs. Reeg, Janszen, Langdon and May at the top of the ownership diagram on page 5 of the Amendment.

•        To clarify, on page 3 of the Amendment, the relationships of the Company, NGA Blocker, LLC (“Blocker”) and NGA AcquisitionCo, LLC (“AcquisitionCo”) and the role of Blocker as the entity that will incur Federal income tax liability for AcquisitionCo’s share of any taxable income of Resorts. Blocker’s share of Resorts’ income for Federal income tax purposes will be the same as AcquisitionCo’s share, or 17.0359%, as a result of Blocker’s 100% ownership of AcquisitionCo and AcquisitionCo’s being a flow-through entity for Federal income tax purposes. Other than this interest in Resorts’ income (and any income AcquisitionCo or Blocker may generate itself), Blocker will not have any interest in the income related to the Company’s business.

• The diagrams on pages 3 and 4 of the original filing have been combined into a single diagram which appears on page 5 of the Amendment.

Comment 6.	Please provide disclosures related to environmental matters in MD&A and in the notes to the financial statements. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, result of operations, or liquidity. Please disclose any amounts accrued as required by paragraph 9 of SFAS 5. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. In addition, provide the disclosures called for by SAB Topic 5:Y.

Response:	No amounts have been accrued, nor does Resorts believe any amounts either exist or are material to be accrued, related to the disclosures included under the caption “Environmental Matters” appearing on page 32 of the

Securities and Exchange Commission

August 31, 2007

Amendment. Specifically, Resorts reviewed the accounting and disclosure requirements set forth in Staff Accounting Bulletin 5 (SAB 5) and Statement of Financial Accounting Standards No. 5 (SFAS 5) and have made the determinations set forth below.

Petroleum Contamination

A gas station previously existed on the site where the Silver Legacy casino now sits. The gas station was demolished around 1993 and when the site was excavated, it was determined that some petroleum had leaked from the tanks. The site was cleaned and Chevron reimbursed Resorts for the costs incurred to clean the site. The contamination has been removed and there are no future or potential liabilities to record or disclose.

Groundwater in the Vicinity of Eldorado-Reno

The PCE contamination disclosed does not represent a potential environmental liability to Resorts that would be required to be recorded or disclosed in accordance with SAB 5 or SFAS 5. Specifically, the PCE contamination is widespread in the Reno/Sparks area. As a result, the Central Truckee Meadows Remediation District (the “District”) was established pursuant to state legislation to address the contamination. The contamination is not specific to Eldorado-Reno or any of the other businesses or residences in the Reno/Sparks area. However, funding for the District is provided through annual assessments (i.e., taxes) to water customers based on water usage. The legislation that implemented this program exempts property owners such as Resorts, who did not cause or contribute to the PCE contamination, from civil and criminal liability.

Asbestos in Rooms

As disclosed, asbestos has been determined to be present in the acoustic ceilings in approximately 216 of Eldorado-Reno’s older hotel rooms, the removal of which will be required in the event of the demolition of the affected rooms or if the asbestos is otherwise disturbed. Resorts requested a proposal to have the asbestos abated by an unrelated third-party, which is a licensed and certified asbestos abatement contractor with over 10 years of experience in Nevada and California. The proposal it received reflected a cost of $97,688 to complete the abatement of the acoustic ceilings. Discounted, the fair value of this estimate is approximately $23,000. As both the discounted and undiscounted estimated abatement costs are not material, we do not believe the disclosures mandated by SAB 5 and SFAS 5 are required.

Comment 7.	Please update your financial statements and financial information for Eldorado Resorts, LLC throughout the filing to comply with Item 310(g) of Regulation S-B. Please also update the financial statements of NGA HoldCo LLC and corresponding pro forma financial information to June 30, 2007.

Securities and Exchange Commission

August 31, 2007

Response:	In response to this comment, the financial statements and financial information for Resorts and the Company, as well as the pro forma financial information in the filing, have been updated to June 30, 2007 throughout the Amendment. In this regard, see the Index to Financial Statements on page F-1 of the Amendment and the respective pages referred to in the index.

Comment 8.	Your pro forma financial statements indicate that the pending acquisition of the equity interest in Eldorado Resorts LLC will be significant to your total assets as well as to your income statement. In light of this, we remind you to consider subsequent to the acquisition the principal auditor requirements and correspondingly the reporting requirements when relying upon other auditors. Please refer to AU Section 543 and Rule 2-05 of Regulation S-X.

Response:	The Company is aware of the principal auditor requirements as provided in AU Section 543 and Rule 2-05 of Regulation S-X and is considering various alternatives to address this matter prospectively.

Comment 9.	Please present the number of units authorized and issued on the face of the balance sheet.

Response:	In response to this comment, the number of issued and outstanding units of each class is set forth on the face of the balance sheet on page F-3 of the Amendment. The Company’s Operating Agreement does not specify a separate number of authorized units of either class.

Comment 10.	Please present earnings per unit information on the face of your income statement and provide the corresponding required disclosures. Refer to paragraphs 36 through 41 of SFAS 128.

Response:	FAS 128 “Earnings per Share” is not applicable to the Company based on the guidance provided in paragraph 6 of SFAS No. 128. Paragraph 6 of SFAS No. 128 provides as follows:

“This Statement requires representation of earnings per share by all entities that have issued common stock or potential common stock if those securities trade in a public market either on a stock exchange or in the over-the-counter market, including securities quoted only locally or regionally. This Statement also requires presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market.”

Securities and Exchange Commission

August 31, 2007

As the Company does not have any common stock publicly traded or securities expected to be publicly traded, FAS No. 128 is not applicable.

Comment 11.	Please provide a comprehensive description of the terms of each class of units as well as the economic rights, risks, and rewards of each class of units in the notes to the financial statements as well as in Item 8. Please also tell us what consideration was given as to whether the two-class method of computing EPS was required. Refer to EITF 03-6.

Response:	In response to this comment, we have provided additional disclosure in Item 8 (which appears on page 68 of the Amendment), and have added the description if the units in the notes to the financial statements (which appears on pages F-10 through F-13 of the Amendment), Also, please refer to our response to Comment 10 to the effect that FAS 128 “Earnings per Share” is not applicable to the Company based on the guidance provided in paragraph 6 of SFAS No.128.

Comment 12.	NGA Blocker, LLC, which is your totally owned subsidiary, is a holding company that has elected to be taxed as a corporation. You state that it will be taxed on its share of the income relating to your investment in Resorts rather than your investors because it is a separately taxed, non-flow through entity. Please expand your disclosure to address why there would be no income tax expense reflected on your historical consolidated financial statements related to this subsidiary. Please also expand your disclosure to clarify how you determine this subsidiary’s share of income, which is taxed.

Response:	The disclosure under the caption “Income Taxes” on page F-10 of the Amendment has been revised to include the additional disclosure requested by this comment.

Comment 13.	Please revise the titles “Income (Loss) from operations” and “Income (Loss) from operations after eliminating entries” to be consistent with the amounts and titles used on your statements of operations. For example, income (loss) from operations in your note does not agree to the operating income amount reported on your statements of operations; therefore, the title of this amount should be revised in your segment note. Please also revise your reconciliations to first reconcile total net operating income for reportable segments to operating income under US GAAP and then reconcile operating income under US GAAP to net income (loss).

Response:	The segment disclosure beginning on page F-44 of the Amendment has been modified in accordance with this comment.

Comment 14.	Your description of the Resorts transaction on page 4 states that you will transfer to Resorts $31,133,250 original principal amount of the Shreveport Bonds as well as transfer to Carano $6,912,113 original principal

Securities and Exchange Commission

August 31, 2007

amount of the Shreveport Bonds and an equity interest of $286,889 related to Shreveport Gaming Holdings, Inc. Please expand your description of note (a) to your pro forma balance sheet to state the nature of the differences between these amounts and the amounts recorded on your balance sheet as of May 31, 2007 related to these investments. This description should address how you determined the investment amounts to record for the acquired equity interest in Eldorado Resorts, LLC and correspondingly the amount of gain to reflect in your pro forma balance sheet. Please help us understand how your accounting for this exchange complies with paragraph 11 of SFAS 140 in regards to determining the values at which the acquired investment should be recorded.

Response:	The accounting for the exchange of the Shreveport Bonds and the Shreveport Gaming Holdings equity interest for the 17.0359% interest in Resorts has been revised to reflect a zero gain/loss on the exchange. The value of the equity interest received in Resorts was determined to be equivalent to the fair value of the assets exchanged. In this regard, see revised note (a) to the pro forma balance sheet which appears on page F-72 of the Amendment.

Comment 15.	Please present the number of units authorized, issued, and outstanding on your pro forma balance sheet.

Response:	In response to this comment, the number of issued and outstanding units of each class is set forth on the face of the pro forma balance sheet on page F-72 of the Amendment. The Company’s Operating Agreement does not specify a separate number of authorized units of either class.

Comment 16.	On page F-49 in the notes to Eldorado Resorts, LLC’s financial statements, it states that Resorts is entitled, prior to or immediately following the Investor’s acquisition of its interest, to make a distribution to the members of Resorts other than the Investor of up to $10 million. During the annual meeting of the Board of Members of Resorts on June 7, 2007, the board approved the $10 million distribution whether or not the transaction is completed with the Investor. Tell us what consideration you gave to reflecting this distribution in your pro forma financial statements and/or disclosing this distribution in your pro forma financial information.

Response:	The Company did not reflect the $10 million distribution approved by the Board of Members of Resorts (which was paid in July 2007) in the Company’s pro forma financial statements, as this distribution did not occur until after the end of the most recent period covered by the pro forma statements and, consequently, had no impact on the Company’s pro forma results for the periods covered.

Securities and Exchange Commission

August 31, 2007

Comment 17.	We remind you that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in your income within the 12 months succeeding the transaction shall be disclosed separately and not considered in your pro forma statements of income. Given this, please revise your pro forma income statement to remove the recognition of the gain on the conversion and disclose this fact in the pro forma footnotes.

Response:	The response to this comment appears on page F-73 of the Amendment.

Comment 18.	Please clarify the description of your pro forma income statement to state, if true, that the pro forma adjustments assume that the transaction was consummated at August 1, 2006, which is your inception date. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:	In response to this comment, the pro forma income statement on page F-74 of the Amendment has been revised to reflect the assumption that the Resorts transaction was consummated on August 1, 2006.

Comment 19.	It is not clear why you are arriving at estimated net income amounts for Eldorado instead of using actual net income amounts in adjustment (c) to your pro forma income statement for the five months ended May 31, 2007 and adjustment (b) to your pro forma income statement for the period ended December 31, 2006. Please revise your pro forma income statements. We remind you that Rule 11¬02(b)(6) of Regulation S-X requires that pro forma adjustments be factually supportable.

Response:	Because Resorts only prepares consolidated financial statements on a quarterly and annual basis, at the time of the filing of the Form 10-SB, the Company did not have available five months consolidated financial information for Resorts for the period ending May 31, 2007. Similarly, consolidated financial information for the period from August 1, 2006 through December 31, 2006 for Resorts was not available. Subsequent to the filing, however, Resorts released the financial information for the six-month period ended June 30, 2007. Consequently, the statements included in the Amendment for the six months ended June 30, 2007 include actual results for both the Company and Resorts. Regarding the five month period from August 1, 2006 to December 31, 2006, the pro forma was revised to use the Company’s best estimate which is based on the last six months of 2006. In the original filing the 2006 pro forma utilized an approach which divided Resorts net income for 2006 by 365 days and then multiplied the quotient by 149 days (the number of days between August 1, 2006 and December 31, 2006). In the revised approach, the net income for the last six months of the year was divided by six to establish a monthly net income. The quotient was then multiplied by five to arrive at a period estimate of the net income generated by Resorts during the last five months of 2006.

Securities and Exchange Commission

August 31, 2007

As requested in the Comment Letter, we are providing a letter from the Company, dated August 31, 2007 acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We and the Company have made every effort to be fully responsive to all of your comments. If you have any questions concerning our responses or require further information in connection with your review of the Amendment, please do not hesitate to contact the undersigned at 215-977-2234.

Sincerely,

/s/ Howell J. Reeves
Howell J. Reeves
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

HJR

cc:	Nudrat Salik, Staff Accountant

Rufus Decker, Accounting Branch Chief

Errol Sanderson, Financial Analyst

Thomas R. Reeg, Operating Manager of the Company

Robert M. Jones, Chief Financial Officer of Resorts

Diane S. Larsen, Managing Partner, Ernst & Young LLP

Jeffrey Ortwein, Partner, Deloitte & Touche LLP

A. J. Hicks, Esquire